Mail Stop 4628
                                                           March 1, 2019

Robert M. Roosa
Chief Executive Officer and Director
Brigham Minerals, Inc.
5914 W. Courtyard Drive, Suite 100
Austin, TX 78730

       Re:    Brigham Minerals, Inc.
              Amendment No. 3 to
              Draft Registration Statement on Form S-1
              Submitted February 14, 2019
              CIK No. 0001745797

Dear Mr. Roosa:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business, page 60

Proved, Probable and Possible Reserves, page 97

PUDs, page 101

1. Your discussion of the changes in proved undeveloped reserves that occurred in 2018 indicates that the line item entry representing revisions in the previous estimates of
 Robert M. Roosa
Brigham Minerals, Inc.
March 1, 2019
Page 2

       reserves is the result of an aggregation of two separate and unrelated factors, e.g.
       development timing and EUR adjustments.

       Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of
       proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

Financial Statements, page F-1

2.     Please address the financial statement updating requirements in Rule
3-12(b) of
       Regulation S-X for the registrant and predecessor.

Closing Comments

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at
(202) 551-
3699. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                             Sincerely,

                                                             /s/ Lauren T.
Nguyen for

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of Natural
Resources